Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 2001 and Ending December 31, 2001
                       ---------------            ----------------

                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    Southern Nuclear Operating Company, Inc.
                    ----------------------------------------
                        (Exact Name of Reporting Company)

                          A Subsidiary Service Company
                            ----------
                            ("Mutual or "Subsidiary")


    Date of Incorporation    December 17, 1990
                               -----------------------

    If not Incorporated, Date of Organization  _____________


   State or Sovereign Power under which Incorporated
   or Organized Delaware
                --------


   Location of Principal Executive Office     40 Inverness Center Parkway
   of Reporting Company                       Birmingham, Alabama  35242
                                              ----------------------------



                           Name, title, and address of
                    officer to whom correspondence concerning
                        this report should be addressed:

                          Vice President and
                         Chief Financial Officer,  40 Inverness Center Parkway
  Kathleen S. King     Comptroller and Treasurer     Birmingham, Alabama 35242
  ----------------     -------------------------    ---------------------------
           (Name)                (Title)                         (Address)




                        Name of Principal Holding Company
               Whose Subsidiaries are served by Reporting Company:

                                Southern Company

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1.       Time of Filing
         --------------
         Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.       Number of Copies
         ----------------
         Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.       Period Covered by Report
         -------------------------
         The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.       Report Format
         -------------
         Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.       Money Amounts Displayed
         -----------------------
         All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulations S-X (210.3-01(b)).

6.       Deficits Displayed
         ------------------
         Negative amounts shall be shown in a manner which clearly distinguishes the negative attribute. When determining methods of display, consideration should be given to the limitations of reproduction and microfilming processes (Regulations S-X, 210.4-01(c)).

7.       Major Amendments or Corrections
         -------------------------------
         Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.       Definitions
         -----------
         Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9.       Organization Chart
         ------------------
         The service company shall submit with each annual report a copy of its current organization chart.

10.      Methods of Allocation
         ----------------------
         The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.      Annual Statement of Compensation for Use of Capital Billed
         -----------------------------------------------------------
         The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


                                                                            2

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

---------------------------------------------------------------------------------------------

                                                        Schedule or
                                                          Account                      Page
Description of Schedules and Accounts                     Number                       Number

---------------------------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                                Schedule I                     4-5
-------------------------

  SERVICE COMPANY PROPERTY                               Schedule II                    6-7
  ACCUMULATED PROVISION FOR DEPRECIATION AND
     AMORTIZATION OF SERVICE COMPANY PROPERTY            Schedule III                    8
  INVESTMENTS                                            Schedule IV                     9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
     COMPANIES                                           Schedule V                     10
  FUEL STOCK EXPENSES UNDISTRIBUTED                      Schedule VI                    11
  STORES EXPENSE UNDISTRIBUTED                           Schedule VII                   12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS               Schedule VIII                  13
  MISCELLANEOUS DEFERRED DEBITS                          Schedule IX                    14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
     EXPENDITURES                                        Schedule X                     15
  PROPRIETARY CAPITAL                                    Schedule XI                    16
  LONG-TERM DEBT                                         Schedule XII                   17
  CURRENT AND ACCRUED LIABILITIES                        Schedule XIII                  18
  NOTES TO FINANCIAL STATEMENTS                          Schedule XIV                   19

COMPARATIVE INCOME STATEMENT                             Schedule XV                    20
----------------------------

  ANALYSIS OF BILLING - ASSOCIATE COMPANIES              Account 457                    21
  ANALYSIS OF BILLING - NONASSOCIATE
     COMPANIES                                           Account 458                    22
  ANALYSIS OF CHARGES FOR SERVICE -
     ASSOCIATE AND NONASSOCIATE COMPANIES                Schedule XVI                   23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
     SERVICE FUNCTION                                    Schedule XVII                  24
  DEPARTMENTAL ANALYSIS OF SALARIES                                                     25
  OUTSIDE SERVICES EMPLOYED                                                             26
  EMPLOYEE PENSIONS AND BENEFITS                         Account 926                    27
  GENERAL ADVERTISING EXPENSES                           Account 930.1                  28
  MISCELLANEOUS GENERAL EXPENSES                         Account 930.2                  29
  RENTS                                                  Account 931                    30
  TAXES OTHER THAN INCOME TAXES                          Account 408                    31
  DONATIONS                                              Account 426.1                  32
  OTHER DEDUCTIONS                                       Account 426.5                  33

---------------------------------------------------------------------------------------------

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


------------------------------------------------------------------------------

                                                  Schedule            Page
Description of Schedules and Accounts             Number              Number

------------------------------------------------------------------------------

  NOTES TO STATEMENT OF INCOME                  Schedule XVIII           34

  ORGANIZATION CHART                                                     35

  METHODS OF ALLOCATION                                                  36

  ANNUAL STATEMENT OF COMPENSATION FOR USE
      OF CAPITAL BILLED                                                  37

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (THOUSANDS OF DOLLARS)
 -----------------------------------------------------------------------------

                          SCHEDULE I-COMPARATIVE BALANCE SHEET

GIVE BALANCE SHEET OF THE COMPANY AS OF DECEMBER 31 OF THE CURRENT AND PRIOR
YEAR.
-------------------------------------------------------------------------------


 ACCOUNT                   ASSETS AND OTHER DEBITS          AS OF DECEMBER 31
                                                           CURRENT       PRIOR
 ------------------------------------------------------------------------------

          SERVICE COMPANY PROPERTY
 101      SERVICE COMPANY PROPERTY (SCH II)                  4,403        5,547
 107      CONSTRUCTION WORK IN PROGRESS (SCH II)                 0            0
                                                             -----        -----
                    TOTAL PROPERTY                           4,403        5,547

 108      LESS ACCUM DEPR OF SVC CO PROP (SCH III)           3,720        4,562
                                                             -----        -----
               NET SERVICE COMPANY PROPERTY                    683          985

          INVESTMENTS
 123      INVESTMENTS IN ASSOC COMP (SCH IV)                     0            0
 124      OTHER INVESTMENTS (SCH IV)                         2,309        1,605
                                                             -----        -----
               TOTAL INVESTMENTS                             2,309        1,605
                                                             -----        -----
          CURRENT AND ACCRUED ASSETS
 131      CASH                                                   0            0
 134      SPECIAL DEPOSITS                                       0            0
 135      WORKING FUNDS                                        134          120
 136      TEMPORARY CASH INVESTMENTS (SCH IV)                  600        2,450
 141      NOTES RECEIVABLE                                       0            0
 143      ACCOUNTS RECEIVABLE                                  158          123
 144      ACCUM PROV FOR UNCOLLECTIBLE ACCOUNTS                  0            0
 146      ACCOUNTS REC FROM ASSOC COMP (SCH V)             142,345      130,082
 152      FUEL STOCK EXP UNDISTRIBUTED (SCH VI)                  0            0
 154      MATERIALS AND SUPPLIES                                 0            0
 163      STORES EXPENSE UNDISTRIBUTED (SCH VII)                 0            0
 165      PREPAYMENTS                                        6,615        3,272
 171      INTEREST AND DIVIDEND RECEIVABLE                       3           42
 174      MISC CUR AND ACCRUED ASSETS (SCH VIII)                 0            0
                                                           -------      -------
               TOTAL CURRENT AND ACCRUED ASSETS            149,855      136,089
                                                           -------      -------

          DEFERRED DEBITS
 181      UNAMORTIZED DEBT EXPENSE                               0            0
 184      CLEARING ACCOUNTS                                      0            0
 186      MISC DEFERRED DEBITS (SCH IX)                      1,450          477
 188      RESEARCH, DEVELOP, DEMO EXP (SCH X)                    0            0
 190      ACCUMULATED DEFERRED INCOME TAXES                 46,958       39,619
                                                           -------      -------
               TOTAL DEFERRED DEBITS                        48,408       40,096
                                                           -------      -------
 TOTAL    ASSETS AND OTHER DEBITS                          201,255      178,775
                                                           -------      -------






-------------------------------------------------------------------------------

                                                                             5
            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY,INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (THOUSANDS OF DOLLARS)
 ------------------------------------------------------------------------------

                          SCHEDULE I-COMPARATIVE BALANCE SHEET

GIVE BALANCE SHEET OF THE COMPANY AS OF DECEMBER 31 OF THE CURRENT AND PRIOR
YEAR.
 ------------------------------------------------------------------------------


 ACCOUNT          LIABILITIES AND PROPRIETARY CAPITAL        AS OF DECEMBER 31
                                                           CURRENT       PRIOR
 ------------------------------------------------------------------------------

          PROPRIETARY CAPITAL
 201      COMMON STOCK ISSUED (SCH XI)                          10           10
 211      MISC PAID-IN CAPITAL (SCH XI)                      7,107        4,543
 215      APPROPRIATED RETAINED EARNINGS (SCH XI)                0            0
 216      UNAPPROPRIATED RETAINED EARNINGS(SCH XI)               0            0
                                                           -------      -------
               TOTAL PROPRIETARY CAPITAL                     7,117        4,553
                                                           -------      -------

          LONG-TERM DEBT
 223      ADVANCES FROM ASSOCIATED COMP(SCH XII)                 0            0
 224      OTHER LONG-TERM DEBT (SCH XII)                         0            0
 225      UNAMORTIZED PREMIUM ON LONG-TERM DEBT                  0            0
 226      UNAMORTIZED DISCOUNT ON LONG-TERM DEBT                 0            0
                                                           -------      -------
               TOTAL LONG-TERM DEBT                              0            0
                                                           -------      -------

          OTHER NONCURRENT LIABILITIES
 228      ACCUM PROV FOR PENSIONS AND BENEFITS             102,531       88,540
                                                           -------      -------
               TOTAL OTHER NONCURRENT LIABILITIES          102,531       88,540
                                                           -------      -------

          CURRENT AND ACCRUED LIABILITES
 231      NOTES PAYABLE                                          0            0
 232      ACCOUNTS PAYABLE                                  10,693       12,012
 233      NOTES PAYABLE TO ASSOC COMP (SCH XIII)                 0            0
 234      ACCTS PAYABLE TO ASSOC COMP (SCH XIII)            20,138       16,404
 236      TAXES ACCRUED                                      1,532        2,311
 237      INTEREST ACCRUED                                       0            0
 238      DIVIDENDS DECLARED                                     0            0
 241      TAX COLLECTIONS PAYABLE                                8           62
 242      MISC CURRENT AND ACCRUED LIAB (SCH XIII)          51,982       48,552
                                                           -------      -------
               TOTAL CURRENT AND ACCRUED LIABILITES         84,353       79,341
                                                           -------      -------

          DEFERRED CREDITS
 253      OTHER DEFERRED CREDITS                             7,254        6,341
 255      ACCUMULATED DEFERRED INVESTMENT TAX CRED               0            0
                                                           -------      -------
               TOTAL DEFERRED CREDITS                        7,254        6,341
                                                           -------      -------

            ACCUMULATED DEFERRED INCOME TAXES
 282      ACCUMULATED DEFERRED INCOME TAXES                      0            0
                                                           -------      -------

 TOTAL    LIABILITIES AND PROPRIETARY CAPITAL              201,255      178,775
                                                           -------      -------





  -----------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                     SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------

                          BALANCE AT             RETIREMENTS   OTHER    BALANCE
                           BEGINNING  ADDITIONS      OR       CHANGES      AT
       DESCRIPTION          OF YEAR                SALES       1/      CLOSE OF
                                                                         YEAR

-------------------------------------------------------------------------------


SERVICE COMPANY PROPERTY
-------------------------

Account

301      ORGANIZATION           -          -           -         -          -
303      MISCELLANEOUS
         INTANGIBLE
         PLANT                  -          -           -         -          -
304      LAND & LAND
         RIGHTS                 -          -           -         -          -
305      STRUCTURES AND
         IMPROVEMENTS           -          -           -         -          -
306      LEASEHOLD
         IMPROVEMENTS           -          -           -         -          -
307      EQUIPMENT 2/       2,825         76         904         -      1,997
308      OFFICE
         FURNITURE AND
         EQUIPMENT 2/       2,554         45         244         -      2,355
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED GARAGE
         EQUIPMENT              -          -           -         -          -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT              -          -           -         -          -
311      OTHER SERVICE
         COMPANY
         PROPERTY 3/          168          -         117         -         51

         SUB-TOTAL          5,547        121       1,265         -      4,403

107      CONSTRUCTION
         WORK IN
         PROGRESS               -          -           -        -          -

         TOTAL              5,547        121       1,265        -      4,403
------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                             SCHEDULE II - CONTINUED

------------------------------------------------------------------------------

1/    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      No changes were considered material.








-------------------------------------------------------------------------------

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                      BALANCE
         SUBACCOUNT DESCRIPTION                    ADDITIONS            AT
                                                                     CLOSE OF
                                                                       YEAR

-------------------------------------------------------------------------------


      EQUIPMENT
         Personal Computer Equipment                     76              1,989
         Telecommunication Equipment                      -                  8
                                                         76              1,997

      OFFICE FURNITURE AND EQUIPMENT
         Office Furniture and Equipment                   -              1,175
         Miscellaneous Equipment                         45              1,180
                                                         45              2,355

-------------------------------------------------------------------------------

3/    DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      Computer software and licenses.







------------------------------------------------------------------------------


                                                                             8

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------------------------------

                               BALANCE AT        ADDITIONS                            OTHER        BALANCE AT
                                BEGINNING       CHARGED TO                           CHANGES        CLOSE OF
          DESCRIPTION            OF YEAR          ACCOUNT         RETIREMENTS          ADD            YEAR
                                                    403                             (DEDUCT)
                                                                                       1/

-------------------------------------------------------------------------------------------------------------------


Account
--------
301      ORGANIZATION                  -                 -                -                 -               -
303      MISCELLANEOUS
         INTANGIBLE PLANT              -                 -                -                 -               -
304      LAND AND LAND
         RIGHTS                        -                 -                -                 -               -
305      STRUCTURES AND
         IMPROVEMENTS                  -                 -                -                 -               -
306      LEASEHOLD
         IMPROVEMENTS                  -                 -                -                 -               -
307      EQUIPMENT                 2,328               273              904                 -           1,697
308      OFFICE
         FURNITURE AND
         EQUIPMENT                 2,076               147              244                 -           1,979
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED
         GARAGE
         EQUIPMENT                     -                 -                -                 -               -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                     -                 -                -                 -               -
311      OTHER SERVICE
         COMPANY
         PROPERTY                    158                 3              117                 -              44

         TOTAL                     4,562               423            1,265                -            3,720


-------------------------------------------------------------------------------------------------------------------

1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

     None

-------------------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (THOUSANDS OF DOLLARS)
 ------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS
 ------------------------------------------------------------------------------

 INSTRUCTIONS:  COMPLETE THE FOLLOWING SCHEDULE CONCERNING INVESTMENTS.

 UNDER ACCOUNT 124,"OTHER INVESTMENTS", STATE EACH INVESTMENT SEPARATELY, WITH DESCRIPTION, INCLUDING THE NAME OF THE ISSUING COMPANY, NUMBER OF SHARES OR PRINCIPAL AMOUNT, ETC.

 UNDER ACCOUNT 136, "TEMPORARY CASH INVESTMENTS", LIST EACH INVESTMENT
 SEPARATELY.
 ------------------------------------------------------------------------------

                                                    BALANCE AT       BALANCE AT
                     DESCRIPTION                    BEGINNING          CLOSE
                                                    OF YEAR          OF YEAR
 ------------------------------------------------------------------------------

 ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES              0               0

 ACCOUNT 124 - OTHER INVESTMENTS


    EMPLOYEE/RETIREE ENERGY LOANS                           869           1,059
    EMPLOYEE COMPUTER LOANS                                 371             298
    CHANGE IN CONTROL TRUST                                 365             952
                                                      ---------       ---------

                                                          1,605           2,309
                                                      ---------       ---------
 ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


    MONEY MARKET MUTUAL FUNDS                             2,450             600
                                                      ---------       ---------
                    TOTAL                                 4,055           2,909
                                                      ---------       ---------





------------------------------------------------------------------------------

                                                                            10
            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (THOUSANDS OF DOLLARS)
 ------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
 ------------------------------------------------------------------------------

 INSTRUCTIONS: COMPLETE THE FOLLOWING SCHEDULE LISTING ACCOUNTS RECEIVABLE FROM
               EACH ASSOCIATE COMPANY. WHERE THE SERVICE COMPANY HAS PROVIDED ACCOMMODATION OR CONVENIENCE PAYMENTS FOR ASSOCIATE COMPANIES, A SEPARATE LISTING OF TOTAL PAYMENTS FOR EACH ASSOCIATE COMPANY SHOULD BE PROVIDED.
 ------------------------------------------------------------------------------

                                                BALANCE AT      BALANCE AT
                     DESCRIPTION                BEGINNING          CLOSE
                                                 OF YEAR         OF YEAR

 ------------------------------------------------------------------------------


 ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
  ASSOCIATE COMPANIES


    ALABAMA POWER                                  50,949         55,049
    GEORGIA POWER                                  79,025         87,260
    SOUTHERN COMPANY SERVICES                          97             36
    SAVANNAH ELECTRIC                                   2              0
    MIRANT CORPORATION                                  9              0
                                                ---------      ---------
                    TOTAL                         130,082        142,345
                                                =========      =========



 ---------------------------------------------------------------------------

 ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:              TOTAL
                                                               PAYMENTS










                                                               ---------
                                         TOTAL PAYMENTS                0
                                                               ---------





 ---------------------------------------------------------------------------

                                                                            11
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

-------------------------------------------------------------------------------

INSTRUCTIONS:    Report the amount of labor and expenses incurred with
                 respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                 Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

-------------------------------------------------------------------------------

                DESCRIPTION                 LABOR        EXPENSES        TOTAL

-------------------------------------------------------------------------------

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED


         Not Applicable
















-------------------------------------------------------------------------------

SUMMARY:

         Not Applicable









-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

-------------------------------------------------------------------------------

INSTRUCTIONS:   Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-------------------------------------------------------------------------------

DESCRIPTION                         LABOR            EXPENSES       TOTAL

-------------------------------------------------------------------------------

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED


         Not Applicable

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------

                                              BALANCE AT            BALANCE AT
               DESCRIPTION                     BEGINNING               CLOSE
                                               OF YEAR                OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS


         Not Applicable


















-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class

-------------------------------------------------------------------------------

                                                 BALANCE AT         BALANCE AT
                             DESCRIPTION         BEGINNING            CLOSE
                                                  OF YEAR            OF YEAR

-------------------------------------------------------------------------------
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Intangible Asset - Minimum Pension Obligation           -            1,268

Undistributed Labor Accrual                           380              125

Undistributed Foreign Withholding Employee Taxes       92               57

Sundry Delayed (3 items)                                5                -
                                                     ----            -----

                                            Total     477            1,450
                                                      ===            =====








------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For th Year Ended December 31, 2001

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------

                             DESCRIPTION                               AMOUNT

-------------------------------------------------------------------------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
EXPENDITURES


         Not Applicable

                                                                                                16


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------

                        SCHEDULE XI - PROPRIETARY CAPITAL

------------------------------------------------------------------------------------------------------

                                             NUMBER OF     PAR OR STATED      OUTSTANDING CLOSE OF PERIOD
                                              SHARES           VALUE
ACCOUNT NUMBER    CLASS OF STOCK            AUTHORIZED       PER SHARE     NO. OF SHARES       TOTAL AMOUNT

------------------------------------------------------------------------------------------------------------

      201         COMMON STOCK ISSUED       1,000             10.00             1,000               10

------------------------------------------------------------------------------------------------------------

       INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

--------------------------------------------------------------------------------------------------------------

                               DESCRIPTION                                                        AMOUNT

--------------------------------------------------------------------------------------------------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

      Amount Paid in for Common Stock in Excess of Par Value                                       990
      Other Paid-In Capital                                                                      6,117

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                         -
                                                                                                 -----
                              TOTAL                                                              7,107
                                                                                                 -----

--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

----------------------------------------------------------------------------------------------------------------

                                                    BALANCE AT    NET INCOME                    BALANCE AT
                                DESCRIPTION          BEGINNING        OR         DIVIDENDS         CLOSE
                                                      OF YEAR      (LOSS)         PAID           OF YEAR

----------------------------------------------------------------------------------------------------------------

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS             -              -              -           -
                         TOTAL                             -              -              -           -
----------------------------------------------------------------------------------------------------------------


                                                                                                                               17
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------------------

                          SCHEDULE XII - LONG-TERM DEBT

-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate,  and the amount authorized and outstanding.

----------------------------------------------------------------------------------------------------------------------------------

                               TERMS OF          DATE                               BALANCE AT                   1/        BALANCE
NAME OF CREDITOR                 OBLIG            OF       INTEREST     AMOUNT     BEGINNING OF   ADDITIONS  DEDUCTIONS      AT
                                CLASS &        MATURITY      RATE     AUTHORIZED      OF YEAR                               CLOSE
                                SERIES                                                                                     OF YEAR
                             OF OBLIGATION

----------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 - ADVANCES FROM
ASSOCIATE COMPANIES:

       ADVANCES ON NOTES:           -            -           -           -             -                -           -         -


       ADVANCES ON OPEN ACCOUNT:    -            -           -           -             -                -           -         -


ACCOUNT 224 - OTHER LONG-TERM
DEBT:                              -             -           -           -             -                -           -         -
                   TOTAL           -             -           -           -             -                -           -         -
                                 ---           ---         ---         ---           ---              ---         ---       ---
-------------------------------------------------------------------------------------------------------------------------------

1/ GIVE AN EXPLANATION OF DEDUCTIONS:





----------------------------------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

------------------------------------------------------------------------------

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------

                                                        BALANCE      BALANCE
                                                          AT           AT
                 DESCRIPTION                            BEGINNING     CLOSE
                                                         OF YEAR     OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES            -          -
                                                         ------     ------

                                          TOTAL               -          -
                                                          -----     ------

-------------------------------------------------------------------------------

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Alabama Power                                             1,763      2,719
Georgia Power                                             5,534      9,309
Gulf Power                                                    2          -
Southern Company                                              -         87
Southern Company Services                                 9,105      8,023
                                                          -----      -----

                                        TOTAL            16,404     20,138
                                                         ------     ------

-------------------------------------------------------------------------------


ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
              LIABILITIES

Employee Stock Ownership Plan Contribution Accrual          862        120
Vacation Pay Accrual                                     14,706     15,773
Overtime Pay Adjustment Accrual                             382        482
Performance Pay Plan Accrual                             31,207     31,743
Performance Dividend Plan Accrual                           758      3,420
Worker's Compensation Accrual                               637        444
                                                         ------     ------

                                        TOTAL            48,552     51,982
                                                         ------     ------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      ------------------------------------------

      General
      -------

      On December 14, 1990, pursuant to the provisions of the Public Utilities Holding Company Act of 1935, the Securities and Exchange Commission ("SEC") approved the formation of the Southern Nuclear Operating Company, Inc. (the "Company"), a wholly owned subsidiary of Southern Company ("Southern"), to provide services in connection with the Southern electric system's nuclear power plants. The Company was incorporated on December 17, 1990 and commenced operations on January 1, 1991. On January 1, 1991, the Company entered into nuclear service agreements with Georgia Power to support Plant Hatch and Plant Vogtle and with Alabama Power to support Plant Farley.

      Effective December 23, 1991, the Nuclear Regulatory Commission ("NRC") license for Alabama Power's Plant Farley was amended to add the Company as plant operator, and the Company assumed responsibility for such operations pursuant to an operating agreement with Alabama Power. The NRC licenses for Georgia Power's Plant Hatch and Plant Vogtle were amended to add the Company as plant operator, and effective March 22, 1997, the Company assumed responsibility for such operations pursuant to an operating agreement with Georgia Power. The Company also entered into an operating agreement with Georgia Power for the operation of Plant Wilson, a combustion turbine-powered plant located adjacent to Plant Vogtle, effective March 22, 1997.

      The Company has no earnings or retained earnings since it renders services to its client companies' nuclear power plants at cost, as further discussed in Note 3.

      The Company follows accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the U. S. requires the use of estimates, and the actual results may differ from those estimates. Certain prior years' data presented in financial statements have been reclassified to conform with the current year presentation. The Company uses the Federal Energy Regulatory Commission's (FERC) Uniform System of Accounts.

      Financial Instruments
      ---------------------
      The carrying amount of the Company's financial instruments covered under Statement of Financial Accounting Standard ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments" approximates fair value at December 31, 2001 and 2000.

-------------------------------------------------------------------------------

                                                                           19A

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:    The space below is provided for important notes
                 regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------


      Income Taxes
      ------------

      The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. See Note 4 for further information regarding income taxes.

      Property, Equipment, and Depreciation and Amortization
      ------------------------------------------------------

      Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 12 years). Leasehold improvements are amortized over the shorter of their economic lives or the lives of the respective leases. On retirement of assets, the cost of such assets and related accumulated depreciation is removed from the accounts. The gain or loss from the sale of assets, if any, is credited or charged to income.

2.    RETIREMENT BENEFITS
      -------------------

      The Company has a defined benefit, trusteed, pension plan that covers substantially all employees. Also, the Company provides certain medical care and life insurance benefits for retired employees. The Company funds trusts to the extent deductible under federal income tax regulations. In late 2000, the Company adopted several pension and postretirement benefit plan changes that had the effect of increasing benefits to both current and future retirees. The measurement date for plan assets and obligations is September 30 for each year.

      Pension Plans
      -------------

      Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

                                                                Projected
                                                           Benefit Obligations
                                                           -------------------
                                                   2001               2000
                                                   ----              -----
                                                        (In thousands)
            Balance at beginning of year          $253,818         $234,277
            Service cost                            13,437           12,735
            Interest cost                           19,644           17,504
            Benefits paid                           (3,728)          (3,258)
            Actuarial (gain) loss                    3,217           (7,440)
                                                  --------          -------
            Balance at end of year                $286,388         $253,818
                                                  ========         ========


------------------------------------------------------------------------------

                                                                          19B

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

INSTRUCTIONS:    The space below is provided for important notes
                 regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------


                                                           Plan Assets
                                                           -----------
                                                     2001               2000
                                                    -----               ----
                                                          (In thousands)
                  Balance at beginning of year     $ 350,465        $ 300,185
                  Actual return on plan assets       (51,013)          59,126
                  Employer contributions                 124               71
                  Benefits paid                       (3,728)          (3,258)
                  Employee transfers                  (3,305)          (5,659)
                                                   ---------        ---------
                  Balance at end of year           $ 292,543        $ 350,465
                                                   =========        =========


      The accrued pension costs recognized in the Comparative Balance Sheet were as follows:

                                                            2001        2000
                                                            -----       ----
                                                                 (In thousands)
                  Funded status                        $   6,155     $  96,647
                  Unrecognized transition obligation      (2,807)       (3,454)
                  Unrecognized prior service cost         15,658         5,247
                  Unrecognized net gain                  (49,699)     (124,489)
                                                         -------      --------
                  Accrued liability recognized in the
                    Comparative Balance Sheet          $(30,693)     $(26,049)
                                                       =========     =========


      Components of the pension plan's net periodic cost were as follows:

                                                           2001         2000
                                                           -----        ----
                                                              (In thousands)
                  Service cost                         $ 13,437      $ 12,735
                  Interest cost                          19,644        17,504
                  Expected return on plan assets        (25,223)     (23,563)
                  Recognized net gain                    (3,578)      (3,029)
                  Net amortization                          451         (131)
                                                       --------     --------
                  Net pension cost (income)            $  4,731     $  3,516
                                                       ========     ========


-------------------------------------------------------------------------------
                                                                        19C

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------


      Postretirement Benefits
      -----------------------

      Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows:
                                                                 Accumulated
                                                                 -----------
                                                            Benefit Obligations
                                                            -------------------
                                                         2001           2000
                                                         ----          -----
                                                             (In thousands)
                  Balance at beginning of year         $ 69,041      $ 63,421
                  Service cost                            2,641         2,349
                  Interest cost                           6,015         4,945
                  Benefits paid                          (1,634)       (1,227)
                  Actuarial (gain) loss                   9,763          (447)
                                                       --------      --------
                  Balance at end of year               $ 85,826      $ 69,041
                                                       ========      ========


                                                               Plan Assets
                                                               -----------
                                                         2001           2000
                                                         ----          -----
                                                             (In thousands)

                  Balance at beginning of year         $      -      $      -
                  Actual return on plan assets                -             -
                  Employer contributions                  1,634         1,227
                  Benefits paid                          (1,634)       (1,227)
                                                       --------      --------
                  Balance at end of year               $      -      $      -
                                                       ========      ========


      The accrued postretirement costs recognized in the Comparative Balance Sheet were as follows:

                                                         2001           2000
                                                         ----           ----
                                                            (In thousands)
                  Funded status                        $(85,826)      $(69,041)
                  Unrecognized transition obligation      6,230          6,749
                  Unrecognized prior service cost        14,372            495
                  Unrecognized net (gain) loss           (2,751)         1,988
                  Fourth quarter contributions              473            295
                                                       --------       --------
                  Accrued liability recognized in the
                    Comparative Balance Sheet          $(67,502)      $(59,514)
                                                       ========       ========

-------------------------------------------------------------------------------

                                                                          19D

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------


      Components of the postretirement plan's net periodic cost were as follows:

                                                       2001              2000
                                                       ----              ----
                                                            (In thousands)
                  Service cost                        $ 2,641          $ 2,349
                  Interest cost                         6,015            4,945
                  Recognized net loss                       -               58
                  Net amortization                      1,144              477
                                                      -------          -------
                  Net postretirement cost             $ 9,800          $ 7,829
                                                      =======          =======

      The weighted average rates assumed in the actuarial calculations for both the pension plan and postretirement benefits plan were:

                                                       2001              2000
                                                       ----              ----
                  Discount                             7.50%             7.50%
                  Annual salary increase               5.00%             5.00%
                  Long-term return on plan assets      8.50%             8.50%

     An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of
     9.25 percent for 2001, decreasing gradually to 5.25 percent through the year 2010, and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2001 as follows:

                                                 1 Percent         1 Percent
                                                  Increase          Decrease
                                                  --------          --------
                                                         (In thousands)
                  Benefit obligation                $7,226          $(6,160)
                  Service and interest costs           686             (573)


     Employee Savings Plan
     ---------------------

     The Company also sponsors a 401-K defined contribution plan covering substantially all employees. The company provides a 75 percent matching contribution up to 6 percent of an employee's base salary. Total matching contributions made to the plan for the years 2001 and 2000 were approximately $6.7 million and $6.4 million, respectively.





-----------------------------------------------------------------------------

                                                                           19E

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

3.   SERVICE AND OPERATING AGREEMENTS
     --------------------------------

     The Company, in accordance with its operating agreements with Alabama Power and Georgia Power, provides operating and maintenance services, new investment services, and fuel services at cost with respect to nuclear generating plants.

     The Company, in accordance with its service agreement with Southern Company Services, Inc. ("SCS"), a subsidiary of Southern, receives the following services at cost: general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, taxes, insurance and pensions, corporate, budgeting, employee relations, systems and procedures, and other services.

     The Company, in accordance with its service agreement with Southern Company Energy Solutions, a subsidiary of Southern, may provide the following services at cost: general engineering; nuclear plant operations; accounting and statistical; rates; budgeting; systems and procedures; access to and use of facilities; training; general; and other services with respect to the operation, maintenance or support of nuclear power plants.


4.    INCOME TAXES
      ------------

      Details of the income tax provisions are as follows (Note 1):

                                                      2001              2000
                                                      ----              ----
                                                          (In thousands)
                  Total provision for income taxes:
                  Federal --
                      Current                    $   8,084         $  2,957
                      Deferred                      (7,982)          (2,473)
                                                 ---------         --------
                                                       102              484
                                                 ---------         --------
                  State --
                      Current                         (147)             234
                      Deferred                      (1,297)            (373)
                                                  --------         --------
                                                    (1,444)            (139)
                                                  --------         --------
                  Total                           $ (1,342)        $    345
                                                  --------         --------


------------------------------------------------------------------------------

                                                                       19F

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

     The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

                                                          2001          2000
                                                          ----          ----
                                                              (In thousands)
                  Deferred tax assets:
                      Pensions and other benefits         45,854      38,076
                      Other                                6,597       4,577
                                                        --------    --------

                  Total                                   52,451      42,653
                                                        --------      ------

                  Net deferred tax assets                 52,451      42,653
                  Portion included in current assets      (5,493)     (3,034)
                                                        --------    --------
                  Accumulated deferred income taxes
                    in the comparative balance sheet    $ 46,958    $ 39,619
                                                        --------    --------


     Deferred income taxes result from certain costs that are recognized for income tax purposes in periods different from those used for book purposes.

     The federal statutory income tax rate differs from the effective income tax rate due to the nondeductible portion of various expenses.

     Southern files a consolidated federal income tax return. Under a joint consolidated income tax agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis. In accordance with Internal Revenue Service regulations each company is jointly and severally liable for the tax liability.

5.    RENTS
      -----

      The Company subleases its office space from an affiliated company on a month-to-month basis. Current monthly billing is approximately $111,819.

6.    AFFILIATED SERVICES
      ------------------

      The Company incurred expenses of approximately $88 million and $86 million for 2001 and 2000, respectively, associated with services provided by SCS (see Note 3 for description of services provided).

-------------------------------------------------------------------------------

                    ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                            FOR THE YEAR ENDED DECEMBER 31, 2001

                                (THOUSANDS OF DOLLARS)

  --------------------------------------------------------------------------

                         SCHEDULE XV - STATEMENT OF INCOME

  ACCOUNT                       DESCRIPTION               CURRENT    PRIOR
                                                            YEAR      YEAR
  --------------------------------------------------------------------------


            INCOME
  457       SERVICES RENDERED TO ASSOCIATE COMPANIES      441,672      429,009
  458       SERVICES RENDERED TO NON ASSOC COMPANIES            2           21
  418       EQUITY EARNINGS OF SUBSIDIARY COMPANIES            39           15
  419       INTEREST AND DIVIDEND INCOME                      196          346
                                                        ---------    ---------
                      TOTAL INCOME                        441,909      429,391
                                                        ---------    ---------
            EXPENSE
  500-559   POWER PRODUCTION                              305,196      294,747
  560-579   TRANSMISSION                                      334          333
  920       SALARIES & WAGES                               12,580       11,634
  921       OFFICE SUPPLIES & EXPENSES                      1,783          682
  922       ADMIN EXPENSE TRANSFERRED - CREDIT                  0            0
  923       OUTSIDE SERVICES EMPLOYED                      29,487       26,163
  924       PROPERTY INSURANCE                                243          193
  925       INJURIES & DAMAGES                                162          545
  926       EMPLOYEE PENSION & BENEFITS                    35,556       30,124
  928       REGULATORY COMMISSION EXPENSES                      0            0
  930.1     GENERAL ADVERTISING EXPENSES                       18            2
  930.2     MISCELLANEOUS GENERAL EXPENSES                    239          178
  931       RENTS                                           1,727        1,660
  935       MAINTENANCE OF STRUCTURES & EQUIPMENT             657          629
  403       DEPRECIATION AND AMORTIZATION EXPENSE             423          516
  408       TAXES OTHER THAN INCOME TAXES                  15,833       15,478
  409       INCOME TAXES                                    7,937        3,191
  410       PROVISION FOR DEFERRED INCOME TAXES             8,093        5,663
  411       PROVISION FOR DEFERRED INCOME TAXES-CRED      -17,372       -8,509
  411.5     INVESTMENT TAX CREDIT                               0            0
  426.1     DONATIONS                                         411          324
  426.5     OTHER DEDUCTIONS                                1,474        3,155
  427       INTEREST ON LONG-TERM DEBT                          0            0
  430       INTEREST ON DEBT TO ASSOCIATE COMPANIES             0          304
  431       OTHER INTEREST EXPENSE                              2           83
  107       CONSTRUCTION WORK IN PROGRESS                  37,126       42,296
                                                        ---------    ---------
                      TOTAL EXPENSE                       441,909      429,391
                                                        ---------    ---------

                      NET INCOME OR LOSS                        0            0
                                                        ---------    ---------




  -----------------------------------------------------------------------------

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (THOUSANDS OF DOLLARS)
 ------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
 ------------------------------------------------------------------------------

                                     DIRECT    INDIRECT  COMPENSATION   TOTAL
 NAME OF ASSOCIATE COMPANY            COSTS      COSTS     FOR USE OF  AMOUNT
                                     CHARGED    CHARGED      CAPITAL   BILLED
                                     -------    -------      -------   ------
                                      457-1      457-2        457-3

 ------------------------------------------------------------------------------

 ALABAMA POWER                       148,510     11,946          0    160,456

 GEORGIA POWER                       257,051     23,892          0    280,943

 MIRANT CORPORATION                       15          0          0         15

 MISSISSIPPI POWER                         7          0          0          7

 SAVANNAH ELECTRIC                         7          0          0          7

 SOUTHERN COMPANY ENERGY SOLUTIONS         1          0          0          1

 SOUTHERN COMPANY GENERATION              52          0          0         52

 SOUTHERN COMPANY SERVICES               191          0          0        191

                                     -------    -------    -------    -------

 TOTAL                               405,834     35,838          0    441,672
                                     =======    =======    =======    =======

                                                                                          22
----------------------------------------------------------------------------------------------------------
            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY,INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (THOUSANDS OF DOLLARS)
-----------------------------------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
-----------------------------------------------------------------------------------------------------------

                                       DIRECT     INDIRECT    COMPENSATION              EXCESS       TOTAL
                                        COST        COST        FOR USE       TOTAL       OR         AMOUNT
 NAME OF NONASSOCIATE COMPANY          CHARGED    CHARGED      OF CAPITAL     COST    DEFICIENCY     BILLED
                                       -------    -------      ----------     ----    ----------     ------
                                        458-1      458-2         458-3                   458-4

-----------------------------------------------------------------------------------------------------------

 SOUTH CAROLINA ELECTRIC & GAS             2          0             0           2          0            2














-----------------------------------------------------------------------------------------------------------

 INSTRUCTION:  PROVIDE A BRIEF DESCRIPTION OF THE SERVICES RENDERED TO EACH NONASSOCIATE COMPANY:


               FIVE PLANT VOGTLE CRAFT EMPLOYEES WORKED DURING A REFUELING OUTAGE AT V. C. SUMMER NUCLEAR
               PLANT OPERATED BY SCE&G.


            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (THOUSANDS OF DOLLARS)
------------------------------------------------------------------------------
                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
------------------------------------------------------------------------------

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.

------------------------------------------------------------------------------
                                      DIRECT       INDIRECT            TOTAL
500-559 POWER PRODUCTION             295,661        9,535             305,196
560-579 TRANSMISSION                     334            0                 334
920     SALARIES AND WAGES             5,114        7,466              12,580
921     OFFICE SUPPLIES & EXP          2,487         -704               1,783
923     OUTSIDE SRVCS EMPLOYED        16,281       13,206              29,487
924     PROPERTY INSURANCE                 0          243                 243
925     INJURIES AND DAMAGES              75           87                 162
926     EMPLOYEE PENS & BENS          32,931        2,625              35,556
930.1   GENERAL ADV EXP                   12            6                  18
930.2   MISC GENERAL EXPENSES              9          230                 239
931     RENTS                            282        1,445               1,727
935     MAINT OF STRUCT & EQUIP          489          168                 657
403     DEPR & AMORT EXPENSE              60          363                 423
408     TAXES OTH THAN INC TAXES      14,924          909              15,833
409     INCOME TAXES                   9,279       -1,342               7,937
410     PROV-DEF INC TAX               8,093            0               8,093
411     PROV-DEF INC TAX CR          -17,372            0             -17,372
426.1   DONATIONS                         23          388                 411
426.5   OTHER DEDUCTIONS                  28        1,446               1,474
431     OTHER INTEREST EXPENSE             0            2                   2
107     CONST WORK IN PROGRESS        37,126            0              37,126
                                   ---------      -------          ----------
    TOTAL EXPENSES                   405,836       36,073             441,909
418     EQUITY EARN OF SUBCO               0          -39                 -39
419     INTEREST & DIVIDEND EXP            0         -196                -196
                                   ---------      -------          ----------

    TOTAL COST OF SERVICE            405,836       35,838             441,674



------------------------------------------------------------------------------

                                                                        23A


            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                             NONASSOCIATE COMPANIES
-------------------------------------------------------------------------------

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.

------------------------------------------------------------------------------


                                       DIRECT    INDIRECT            TOTAL
500-559 POWER PRODUCTION                  2         0                   2
560-579 TRANSMISSION                      0         0                   0
920     SALARIES AND WAGES                0         0                   0
921     OFFICE SUPPLIES & EXP             0         0                   0
923     OUTSIDE SRVCS EMPLOYED            0         0                   0
924     PROPERTY INSURANCE                0         0                   0
925     INJURIES AND DAMAGES              0         0                   0
926     EMPLOYEE PENS & BENS              0         0                   0
930.1   GENERAL ADV EXP                   0         0                   0
930.2   MISC GENERAL EXPENSES             0         0                   0
931     RENTS                             0         0                   0
935     MAINT OF STRUCT & EQUIP           0         0                   0
403     DEPR & AMORT EXPENSE              0         0                   0
408     TAXES OTH THAN INC TAXES          0         0                   0
409     INCOME TAXES                      0         0                   0
410     PROV-DEF INC TAX                  0         0                   0
411     PROV-DEF INC TAX CR               0         0                   0
426.1   DONATIONS                         0         0                   0
426.5   OTHER DEDUCTIONS                  0         0                   0
431     OTHER INTEREST EXPENSE            0         0                   0
107     CONST WORK IN PROGRESS            0         0                   0
                                     ------     -----           ---------
    TOTAL EXPENSES                        2         0                   2
418     EQUITY EARN OF SUBCO              0         0                   0
419     INTEREST & DIVIDEND EXP           0         0                   0
                                     ------     -----           ---------

    TOTAL COST OF SERVICE                 2         0                   2

-----------------------------------------------------------------------------

                                                                        23B

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (THOUSANDS OF DOLLARS)
-----------------------------------------------------------------------------
                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                               ASSOCIATE COMPANIES
-----------------------------------------------------------------------------

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.
-----------------------------------------------------------------------------

                                       DIRECT      INDIRECT            TOTAL
500-559 POWER PRODUCTION              295,659       9,535             305,194
560-579 TRANSMISSION                      334           0                 334
920     SALARIES AND WAGES              5,114       7,466              12,580
921     OFFICE SUPPLIES & EXP           2,487        -704               1,783
923     OUTSIDE SRVCS EMPLOYED         16,281      13,206              29,487
924     PROPERTY INSURANCE                  0         243                 243
925     INJURIES AND DAMAGES               75          87                 162
926     EMPLOYEE PENS & BENS           32,931       2,625              35,556
930.1   GENERAL ADV EXP                    12           6                  18
930.2   MISC GENERAL EXPENSES               9         230                 239
931     RENTS                             282       1,445               1,727
935     MAINT OF STRUCT & EQUIP           489         168                 657
403     DEPR & AMORT EXPENSE               60         363                 423
408     TAXES OTH THAN INC TAXES       14,924         909              15,833
409     INCOME TAXES                    9,279      -1,342               7,937
410     PROV-DEF INC TAX                8,093           0               8,093
411     PROV-DEF INC TAX CR           -17,372           0             -17,372
426.1   DONATIONS                          23         388                 411
426.5   OTHER DEDUCTIONS                   28       1,446               1,474
431     OTHER INTEREST EXPENSE              0           2                   2
107     CONST WORK IN PROGRESS         37,126           0              37,126
                                     --------    --------          ----------
    TOTAL EXPENSES                    405,834      36,073             441,907
418     EQUITY EARN OF SUBCO                0         -39                 -39
419     INTEREST & DIVIDEND EXP             0        -196                -196
                                     --------    --------          ----------

    TOTAL COST OF SERVICE             405,834      35,838             441,672



------------------------------------------------------------------------------

                                                                                                                            24

           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (THOUSANDS OF DOLLARS)
----------------------------------------------------------------------------------------------------------------------------------
                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------------------------------------
INSTRUCTION:  Indicate each department or service function.  (see Instruction 01-3 General Structure of Accounting System:
Uniform System Of Account).
-----------------------------------------------------------------------------------------------------------------------------------
                                     TOTAL       EXECUTIVE  STATEGIC      CORP       GOVERNMENT     FINANCIAL        SAFETY
                                                            ANALYSIS      COUNSEL      AFFAIRS       SERVICES        AUDIT &
                                                                         & COMPL                                      ENG REV
-----------------------------------------------------------------------------------------------------------------------------------
500-559 POWER PRODUCTION            305,196          2,278      482            334              0            964          3,608
560-579 TRANSMISSION                    334              0        0              0              0              0              0
920     SALARIES AND WAGES           12,580            313        0            128              3          2,170              0
921     OFFICE SUPPLIES & EXP         1,783             76        0             13            115            201              0
923     OUTSIDE SRVCS EMPLOYE        29,487              4       17          2,332             31            185              0
924     PROPERTY INSURANCE              243              0        0              0              0              0              0
925     INJURIES AND DAMAGES            162              0        0              0              0              0              0
926     EMPLOYEE PENS & BENS         35,556              0        0              0              0             10              0
930.1   GENERAL ADV EXP                  18              0        0              0              0              0              0
930.2   MISC GENERAL EXPENSES           239             83        0              0              0              2              0
931     RENTS                         1,727              0        0              0              0              0              0
935     MAINT OF STRUCT & EQU           657              0        0              0              0              0              0
403     DEPR & AMORT EXPENSE            423              0        0              0              0              0              0
408     TAXES OTH THAN INC TA        15,833              0        0              0              0              0              0
409     INCOME TAXES                  7,937              0        0              0              0              0              0
410     PROV-DEF INC TAX              8,093              0        0              0              0              0              0
411     PROV-DEF INC TAX CR         -17,372              0        0              0              0              0              0
426.1   DONATIONS                       411            303        0              0              4              0              0
426.5   OTHER DEDUCTIONS              1,474            379        0              1            435              2              0
431     OTHER INTEREST EXP                2              0        0              0              0              0              0
107     CONST WORK IN PROGRESS       37,126              0        0              0              0             34              8
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                      441,909          3,436      499          2,808            588          3,568          3,616

418     EQUITY EARN OF SUB COS          -39              0        0              0              0              0              0
419     INTEREST & DIVIDEND EXP        -196              0        0              0              0              0              0
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL COSTS                         441,674          3,436      499          2,808            588          3,568          3,616


-----------------------------------------------------------------------------------------------------------------------------------




                                                                                                                        24A


            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (THOUSANDS OF DOLLARS)
-----------------------------------------------------------------------------------------------------------------------------------
                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
-----------------------------------------------------------------------------------------------------------------------------------
INSTRUCTION:  Indicate each department or service function.  (see Instruction 01-3 General Structure of Accounting System: Uniform
System Of Account).
-----------------------------------------------------------------------------------------------------------------------------------
                                  VOGTLE       HATCH    FARLEY         PLANT        TECHNICAL      ADMIN          CORP
                                  PROJECT     PROJECT   ROJECT        WILSON         SERVICES    SERVICES       GENERAL
                                  & PLANT     & PLANT    PLANT
-----------------------------------------------------------------------------------------------------------------------------------
500-559POWER PRODUCTION              77,451    81,914   93,440            684          9,513              1         34,527
560-579TRANSMISSION                       0         0      293              0              0              0             41
920    SALARIES AND WAGES                 0         0        0              0              0          6,527          3,439
921    OFFICE SUPPLIES & EXP              0         3        0              0              1            643            731
923    OUTSIDE SRVCS EMPLOYE              0         0        0              0              7            751         26,160
924    PROPERTY INSURANCE                 0         0        0              0              0              0            243
925    INJURIES AND DAMAGES               0         0        0              0              0              0            162
926    EMPLOYEE PENS & BENS               0         0        0              0              0            206         35,340
930.1  GENERAL ADV EXP                    0         0        0              0              0             18              0
930.2  MISC GENERAL EXPENSES              0         0        0              0            110             46             -2
931    RENTS                              0         0        0              0              0              3          1,724
935    MAINT OF STRUCT & EQU              0         0        0              0              0              1            656
403    DEPR & AMORT EXPENSE               0         0        0              0              0              0            423
408    TAXES OTH THAN INC TA              0         0        0              0              0              0         15,833
409    INCOME TAXES                       0         0        0              0              0              0          7,937
410    PROV-DEF INC TAX                   0         0        0              0              0              0          8,093
411    PROV-DEF INC TAX CR                0         0        0              0              0              0        -17,372
426.1  DONATIONS                         36         3        5              0              0              2             58
426.5  OTHER DEDUCTIONS                   2         0        6              0              3              5            641
431    OTHER INTEREST EXP                 0         0        0              0              0              0              2
107    CONST WORK IN PROGRESS         2,497     5,051    8,844              0         17,488             75          3,129
------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                       79,986    86,971  102,588            684         27,122          8,278        121,765

418    EQUITY EARN OF SUB COS             0         0        0              0              0              0            -39
419    INTEREST & DIVIDEND EXP            0         0        0              0              0              0           -196
------------------------------------------------------------------------------------------------------------------------------

TOTAL COSTS                          79,986    86,971  102,588            684         27,122          8,278        121,530
------------------------------------------------------------------------------------------------------------------------------



                                                                                                            25

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

--------------------------------------------------------------------------------------------------------------

                        DEPARTMENTAL ANALYSIS OF SALARIES

--------------------------------------------------------------------------------------------------------------

                                                 DEPARTMENTAL SALARY EXPENSE
                                                 ---------------------------
NAME OF DEPARTMENT                            INCLUDED IN AMOUNTS BILLED TO                        NUMBER
                                              -----------------------------                       PERSONNEL
Indicate each                      TOTAL       PARENT              OTHER             NON            END OF
department or                     AMOUNT       COMPANY          ASSOCIATES        ASSOCIATES         YEAR
service function
--------------------------------------------------------------------------------------------------------------

Executive                          1,029            -              1,029                 -                6

Strategic Analysis                   335            -                335                 -                5

Corporate Counsel
& Compliance                         243            -                243                 -                2

Governmental Affairs                 224            -                224                 -                2

Safety Audit & Engineering
Review                             2,687            -              2,687                 -               39

Vogtle Project and Plant          56,806            -             56,804                 2              885

Hatch Project and Plant           60,208            -             60,208                 -              913

Farley Project and Plant          61,661            -             61,661                 -              917

Plant Wilson                         632            -                632                 -                -

Financial Services                 3,149            -              3,149                 -               54

Technical Services                 8,226            -              8,226                 -              107

Administrative Services            6,610            -              6,610                 -              115

Corporate General
  (Accrual for
  incentive pay
  plan, etc.)                     36,030            -             36,030                 -                -
                                --------        -----          ---------         ---------        ---------

         TOTAL                   237,840            -            237,838                 2            3,045
                                 -------        -----           --------         ---------        ---------






--------------------------------------------------------------------------------------------------------------



                                                                        26

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED

-----------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by sub account of outside services employed.
If the aggregate amounts paid to any one payee and included within one sub account is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a subtotal for each type of service.

----------------------------------------------------------------------------------------------------------

                                                                               RELATIONSHIP
                                                                                   "A"=
                                                                                 ASSOCIATE
                                                                                 "NA"=NON
            FROM WHOM PURCHASED           DESCRIPTION                            ASSOCIATE        AMOUNT

----------------------------------------------------------------------------------------------------------

Legal Services
--------------
Balch & Bingham, LLP                  Legal fees and services                      NA                 848
Troutman Sanders, LLP                 Legal fees and services                      NA                 532
Arnold & Porter                       Legal fees and services                      NA                 522
ShawPittman, LLP                      Legal fees and services                      NA                 136
Winston & Strawn                      Legal fees and services                      NA                 130
5 Other Items (less than $100,000)    Aggregate                                    NA                  72
                                                                                                  -------
                                                                                                    2,240
Auditing Services
-----------------
Arthur Andersen, LLP                  Auditing and tax services                    NA                  81
                                                                                                  -------
                                                                                                       81
Engineering Services
--------------------
Southern Company Services             Design and general engineering services      A               53,888
Numanco, LLC                          Engineering services                         NA               1,041
Black Diamond Services                Engineering services                         NA                 558
BCP Technical Services, Inc.          Engineering services                         NA                 435
LMT, The Anatec Group                 Engineering inspection services              NA                 434
Sonic Systems International, Inc.     System program revisions                     NA                 300
Westinghouse Electric Company         Engineering services                         NA                 115
6 Other Items (less than $100,000)    Aggregate                                    NA                 174
                                                                                                 --------
                                                                                                   56,945
Management Consulting Services
------------------------------
B V Solutions Group, Inc.             Consulting services                          NA               1,927
Titan Technology Partners             Consulting services                          NA                 520
Tucker Alan Inc.                      Consulting services                          NA                 225
Comsys                                Consulting services                          NA                 151
Wihlen Consulting Services, Inc.      Consulting services                          NA                 108
27 Items (less than $100,000)         Aggregate                                    NA                 557
                                                                                                   ------
                                                                                                    3,488

(Continued on Page 26A)

-----------------------------------------------------------------------------------------------------------


                                                                                                       26A

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

--------------------------------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED

--------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by sub account of outside services employed. If the aggregate amounts paid to any one payee and included within one sub account is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a subtotal for each type of service.

-----------------------------------------------------------------------------------------------------------------

                                                                                      RELATIONSHIP
                                                                                          "A"=
                                                                                        ASSOCIATE
                                                                                        "NA"=NON
            FROM WHOM PURCHASED                  DESCRIPTION                            ASSOCIATE        AMOUNT

-----------------------------------------------------------------------------------------------------------------

Other Services
--------------
Southern Company Services                    General services. See Note 3 in the          A               33,785
                                                Notes to Financial Statements
Duratek, Inc.                                Health physics services                      NA               3,295
Datastream Systems, Inc.                     Computer services                            NA               1,373
Metamor Enterprise Solutions                 Computer services                            NA                 477
Data Systems and Solutions, LLC              Computer services                            NA                 384
Jeffcoat and Associates, L.P.                Building maintenance                         NA                 259
Alabama Power                                Mail and electricity services                A                  198
Burns Int'l Security Services                Security services                            NA                 190
Pritchard Industries, S. E., Inc.            Janitorial services                          NA                 125
158 Other Items (less than $100,000)         Aggregate                                    NA               1,079
                                                                                                         -------
                                                                                                          41,165

                                                                                TOTAL                    103,919
                                                                                                         -------

-----------------------------------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (THOUSANDS OF DOLLARS)
 ------------------------------------------------------------------------------

                          EMPLOYEE PENSIONS AND BENEFITS

                                    ACCOUNT 926
 ------------------------------------------------------------------------------

 INSTRUCTIONS: PROVIDE A LISTING OF EACH PENSION PLAN AND BENEFIT PROGRAM PROVIDED BY THE SERVICE COMPANY. SUCH LISTING SHOULD BE LIMITED TO $25,000.
 ------------------------------------------------------------------------------

            DESCRIPTION                                      AMOUNT



        PENSIONS                                             5,385

        EMPLOYEES GROUP INSURANCE                           13,121

        POST-RETIREMENT LIFE BENEFITS                        1,809

        POST-RETIREMENT MEDICAL BENEFITS                     7,488

        POST-EMPLOYMENT MEDICAL BENEFITS                       636

        OTHER EMPLOYEE BENEFITS                                604

        EMPLOYEE SAVINGS PLAN CONTRIBUTION                   6,513

                                                         ---------
                    TOTAL                                   35,556
                                                         =========








-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001


                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1

-------------------------------------------------------------------------------

INSTRUCTIONS:        Provide a listing of the amount included in Account 930.1,
                     "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------

DESCRIPTION                      NAME OF PAYEE                       AMOUNT

-------------------------------------------------------------------------------


Billboard Advertising    Tri-State Outdoor Media Group, Inc.         9
Newspaper Advertising    Various                                     2

Publications             Georgia Trend                               3
                         Various                                     4
                                                                ------


                                               TOTAL               18
                                                                ------







------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441
(b) (2) shall be separately classified.

-------------------------------------------------------------------------------

             DESCRIPTION                                              AMOUNT

-------------------------------------------------------------------------------

Association Dues and Assessments

Nuclear Power Research Expenses                                        158

Employee Communications                                                 26

Other Expenses                                                          21
                                                                     -----
                                                      TOTAL            239
                                                                      ----













------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)
-------------------------------------------------------------------------------

                                      RENTS
                                   ACCOUNT 931
-------------------------------------------------------------------------------


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.
------------------------------------------------------------------------------

           TYPE OF PROPERTY                                        AMOUNT
------------------------------------------------------------------------------




Office Building                                                        1,266

Copiers                                                                  146

Warehouse Storage 16

Computer Equipment and Software                                          298

Visual Aid Equipment                                                       1
                                                                       -----

                                                     TOTAL             1,727
                                                                       -----






------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408

-------------------------------------------------------------------------------

INSTRUCTIONS:   Provide an analysis of Account 408, "Taxes Other Than
Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------------

                     KIND OF TAX                          AMOUNT

-------------------------------------------------------------------------------

       Other than U.S. Government Taxes
       --------------------------------

              Property                                      30

              State Unemployment                            76

              State Franchise                               13
                                                       -------

              Subtotal - Other                             119
                                                       -------

       U. S. Government Taxes
       ----------------------

              Federal Insurance Contribution Act        15,538

              Federal Unemployment                         176
                                                       -------

              Subtotal - U.S. Government               15,714
                                                       ------


                          TOTAL                        15,833
                                                       ------
------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                                    DONATIONS
                                  ACCOUNT 426.1

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------

       NAME OF RECIPIENT                    PURPOSE OF DONATION          AMOUNT

-------------------------------------------------------------------------------

American Cancer Association                    Support of Program             5
American Heart Association                     Support of Program             4
Auburn University                              Support of Program            41
Georgia Tech Foundation                        Support of Program            10
Junior Achievement of Greater Birmingham       Support of Program            11
Region 2020                                    Support of Program             5
Scholarship Program Administrators, Inc.       Support of Program            30
Society of Women Engineers                     Support of Program             4
Tuskegee University                            Support of Program             6
University of Alabama                          Support of Program            79
University of Florida                          Support of Program            25
University of South Carolina                   Support of Program            11
United Way                                     Support of Program            96
Waterfall Committee                            Support of Program            20
60  Other Items (Less than $3,000)             Education Contribution        19
35  Other Items (Less than $3,000)             Health & Human Services       27
17  Other Items (Less than $3,000)             Civic & Community             12
14  Other Item (Less than $3,000)              Other Donations                5
1   Other Items (Less than $3,000)             Culture/Arts                   1
                                                                           ----

                                                           TOTAL            411
                                                                           ----










-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.
--------------------------------------------------------------------------------


                DESCRIPTION                     NAME OF PAYEE            AMOUNT

--------------------------------------------------------------------------------


Expenditures for Certain Civic, Political, &    Company, employee and
      Related Activities                           administrative costs     435

Employee Stock Option Plan Contribution         Southern Company Services   126

Educational and Charitable Contributions        Southern Company Services   279

Earnings on Deferred Compensation               Company expenses            395

Other Miscellaneous Deductions                  Company expenses            239
                                                                          -----


                                                       TOTAL              1,474
                                                                          -----

-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

--------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------


See notes to Financial Statements on pages 19 - 19F.

                                                                                                                           35


            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                  President &
                             Chief Executive Officer


Admin Services   VP/CFO, Comptroller  Technical Services   Vice President &   Executive          Corp Sec/Exec      Governmental
Vice President    & Treasurer         Vice President         Corp. Counsel   Vice President       Asst. to            Relations
                                                                                Nuclear           Pres/Asst. Trea.     Manager
-------------    ------------------   ------------------    --------------  ----------------      -------------      ------------
                |                                           Corp Comp/Conc  Project    | Safety
Empl.           |                       Nuclear Fuel          Coordinator   Coordinator| Audit &
Relations       |                       Manager                             Nuclear    | Eng. Rev.
Mgr             |Asst. Comptroller                                          Security   | Mgr.
                |
                |                       Inspect & Test
                |                       Svcs Manager
S&H Manager     |                                           ------------------------------------------------      ----------------
                |                                            Farley Project  Vogtle Project     Hatch Project       Human Resources
                |Cash Mgt. &                                 Vice President   Vice President    Vice President           Sr. VP*
Security        |Forecast Supv.                              |               |                  |                  Southern Company
Manager         |                       Reg Eng Env          |-Nuclear       |_Nuclear          |-Nuclear
                |                       Svcs Manager         | Plant         | Plant            | Gen. Mgr.
Gen Svcs Supv.  |------                                      | Gen.Mgr.      | Gen. Mgr.        |
                                                             |               |                  |
Material                                Nuc Tech Svcs        |               |                  |
Service                                 Gen Manager          |-Nuclear       |-Nuclear          |_Nuclear
Manager                                                      | Support       | Support          | Gen. Mgr.
                                                             | Gen. Mgr.     | Gen. Mgr.        |
Corporate
Communications
Manager

HR Team
Leader*

IR Operations
Manager*


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001


-------------------------------------------------------------------------------

                              METHODS OF ALLOCATION

-------------------------------------------------------------------------------

For the descriptions below, the term "plant" means each separate nuclear electric generating site for which Southern Nuclear is providing services, regardless of the capacity of the operating units and regardless of the number of units operating at the site, and the term "plants" means all of such sites.

1.   Employee Basis
     --------------

     Southern Nuclear's organization is designed to focus primarily on operation of each plant. Plant "modules" will be established for each plant in which will be employed personnel directly responsible for the operation of the plant, including off-site personnel. All of the cost of employees within a plant module will be directly charged to the owners of that particular plant. The Employee Basis for allocation of indirect costs among the plants shall be the factor for each plant arrived at by dividing the number of employees in a particular plant module by the total number of employees in all plant modules. The employee number to be used initially shall be the initial staffing of the plant modules. In determining the number of employees after the first year of operations, the average number of employees in each module during the previous year shall be used.

2.   Plant Basis
     -----------

     The Plant Basis for allocation is the factor determined by dividing one plant by the total number of plants.

3.   Plant Capacity Basis
     -------------------

     The Plant Capacity Basis for allocation is the factor determined by dividing the name plate kilowatt capacity of a plant by the total kilowatt capacity of all plants.

4.   Plant Generation Basis
     ---------------------

     The Plant Generation Basis for allocation shall be the factor for each plant established by dividing the total net generation output from each plant in the previous calendar year by the total net generation output of all plants. With respect to a plant for which Southern Nuclear will begin providing services during a year, or to a plant having a unit due to be placed in service in a year to which the allocation will apply, the net generation output for such plants used for the calculation shall be adjusted to reflect the expected generation from the unit during the calendar year.

5.   Salary Basis
     -------------

     The Salary Basis for allocation shall be the factor determined by the ratio of direct salary charges assigned to each plant to the total direct salary charges for each month.

At this time, the Company utilizes the plant basis for allocation due to its simplicity and the comparability of amounts billed under this method to those resulting from the application of the other approved methods.




-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001


-------------------------------------------------------------------------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

-------------------------------------------------------------------------------

       The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 2001.

       Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Nuclear is required to submit an annual statement to its associated client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Nuclear does not bill its associated client companies for compensation of equity capital. Southern Nuclear currently does not have any borrowed capital. Therefore, it is not currently billing its associated client companies for compensation of borrowed capital.

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2001




                                SIGNATURE CLAUSE

                  Pursuant to the requirements of the Public Utility Holding
               Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issues thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                    Southern Nuclear Operating Company, Inc.
               --------------------------------------------------

                           (Name of Reporting Company)


                                  /s/ K.S. King
             By: __________________________________________________

                         (Signature of Signing Officer)


K.S. King, Vice President and Chief Financial Officer, Comptroller and Treasurer
                   (Printed Name and Title of Signing Officer)



    Date:    April 30, 2002